

Pernod Ricard

82-33361

RECEIVED
2005 JUL 14 A 11:22

DF/Lettres2005/294.2005





05009725

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549
USA

6th of July 2005

For the attention of Mrs Felicia KUNG

SUPPL

Subject: Exemption Request for ADR's under Rule 12 g3-2 (b)

Dear Mrs Kung,

You will find, here enclosed, press-release concerning our Company and delivered to the French Market, today.

Wishing you a good receipt of those documents,

Yours sincerely,

PROCESSED
JUL 14 2005
THOMSON
FINANCIAL

Antoine PERNOD

7/14


Pernod Ricard

The Sale of Foulon Sopagly, the Group's last non-wine and spirit business.

Paris, 5 July 2005

Pernod Ricard announces the sale of its Foulon Sopagly business to the Raisin SA company. With this sale, Pernod Ricard completes the withdrawal from non-strategic activities initiated shortly after the acquisition of some of Seagram's assets.

The Raisin company comprises a number of distillers in the Charente region (Distillerie de la Salle, Distillerie de la Perruge, Distillerie Lambert, Distillerie Thomas, Marc Veillon, Distillerie Girard, Distillerie Pautier), the current management of Foulon Sopagly and the investment fund Galia Investissements I.

Foulon Sopagly, Europe's leading grape juice producer, saw a turnover of €37 million in 2004. The company produces more than 90 million litres of pure grape juice per year. It employs 75 people between its sites at Macon in Burgundy and Rivesaltes in Rousillon.

Pernod Ricard Contacts
Francisco de la VEGA / Director of Corporate Communications Tel : +33 (0)1 41 00 40 96
Patrick de BORREDON / Director of Investor Relations Tel : +33 (0)1 41 00 41 71
Florence TARON / Press Relations Manager Tel : +33 (0)1 41 00 40 88

For further information about Pernod Ricard, please visit our website:
www.pernod-ricard.com

SIEGE SOCIAL : 12, PLACE DES ETATS-UNIS - 75783 PARIS CEDEX 16 – SOCIETE ANOMYME AU CAPITAL DE 218 500 651,10 €
TELEPHONE : 01 41 00 40 95 – TELECOPIE : 01 41 00 40 85 – R.C.S. PARIS B 582 041 943



Pernod Ricard

DF/Lettres2005/287.2005

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549
USA

5th of July 2005

For the attention of Mrs Felicia KUNG

Subject: Exemption Request for ADR's under Rule 12 g3-2 (b)

Dear Mrs Kung,

You will find, here enclosed, press-release concerning our Company and delivered to the French Market, today.

Wishing you a good receipt of those documents,

Yours sincerely,

Antoine PERNOD

Not for release, publication or distribution, in whole or in part, in or into or from, Australia, Canada or Japan



Pernod Ricard

Allied Domecq shareholders vote in favour of recommended takeover offer by Pernod Ricard

Paris, 4 July 2005

The shareholders of Allied Domecq in the High Court of Justice of England and Wales and in Extraordinary General Meeting, today approved the Scheme of Arrangement, a decisive phase in the acquisition of this company by Pernod Ricard.

The timetable is thus confirmed. The Scheme of Arrangement should become effective on 26 July 2005, with prior approval required from the High Court of Justice of England and Wales (hearings to be held on 22 and 25 July regarding the validation of the Scheme of Arrangement and confirmation of reduction of Allied Domecq share capital). This acquisition remains subject to the approval of the Canadian competition authority.

As announced on 21 April 2005, Pernod Ricard's friendly takeover offer of Allied Domecq in partnership with Fortune Brands will enable Pernod Ricard to:

- become the world's 2nd largest Wine and Spirits group,
- rise to the rank of the world's 4th largest Wine group,
- enrich its portfolio with highly desirable brands of international repute,

strengthen its geographic presence with critical mass in target markets: United States, United Kingdom, Canada, South Korea, Spain and Mexico.

Following these two Meetings, Patrick Ricard, Chairman and Chief Executive Officer of Pernod Ricard, declared: "*I am delighted with the decision by Allied Domecq shareholders and the confidence demonstrated in our project. This is a new, key, phase in our history that is in the process of being written.*"

RIDER

As announced by Pernod Ricard in a press release dated July 1st, 2005, the US Federal Trade Commission (FTC) and the American Department of Justice gave their clearance for the acquisition of Allied Domecq PLC, subject to the completion of the transfer agreement of certain brands, assets and liabilities to Fortune Brands, Inc. pursuant to the Framework Agreement entered into with Fortune Brands.

The FTC also gave its clearance to the majority of the transfers to Fortune Brands provided for in the Framework Agreement. The FTC is pursuing its reviews regarding the brands Canadian Club and Maker's Mark. During this complimentary review process, Pernod Ricard will continue to hold and manage those brands, and will also continue to benefit from them until the end of this review.

Consequently, the financing by Fortune Brands for an amount of approximately 2.7 billion £ of the acquisition of Allied Domecq by Pernod Ricard will take the form of a loan for an amount corresponding to the transfer price of those assets. The rest will remain in the form of trackers shares. This loan will be an ordinary loan (i.e. without any guarantee or reimbursement preference) and will bear an annual interest of 5%. As compensation, Pernod Ricard will enjoy the economic benefit of holding of brands. This benefit shall offset the interest paid, so that this modification of the Framework Agreement will have no material effect on Pernod Ricard or on the acquisition structure of Allied Domecq.

Finally, as also provided for the trackers shares, the loan will be completely reimbursed by the transfer of those brands to Fortune Brands or, if the FTC does not give its clearance for such transfer, by their sale to a third party (Fortune Brands would in such a case carry the economic cost of a sale price inferior to the price initially agreed with Pernod Ricard).

The other provisions of the Framework Agreement and of the other agreements with Fortune Brands (summarized in the document E failed with the *Autorité des Marchés Financiers* on May 23rd, 2005) remain unchanged.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in any such jurisdictions into which this announcement is released, published or distributed should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement does not constitute an offer for sale of securities or an invitation to purchase or subscribe for any securities or a solicitation of an offer to buy any securities pursuant to the announcement or otherwise in any jurisdiction in which such offer or solicitation is unlawful.

The new Pernod Ricard shares to be issued to the Allied Domecq shareholders pursuant to Allied Domecq's Scheme of Arrangement are not and will not be registered pursuant to the Securities Act of 1933 or any other US regulations applicable to securities. The new Pernod Ricard shares will be issued pursuant to a registration exemption provided by Article 3(a)10 of the Securities Act.

For more information, please contact:

Francisco de la VEGA, Communications VP, Tel: +33 (0)1 41 00 40 96
Patrick de BORREDON, Investor Relations VP, Tel: +33 (0)1 41 00 41 71
Florence TARON, Press Relations Manager, Tel: +33 (0)1 41 00 40 88

or visit our web site at www.pernod-ricard.com